Stoecklein Law Group, LLP.

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

May 3, 2013
Jay Ingram
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Merculite Distributing, Inc.
Your Letter of July 3, 2012
Form Registration Statement on Form S-1/A
File No. 333-180606

Dear Mr. Ingram,

This correspondence is in response to your letter dated July 3, 2012 in reference to our filing of the Registration Statement on Form S-1/A filed June 20, 2012 on behalf of Merculite Distributing, Inc., your file number 333-180606.

 General

1.           Please relocate the disclosure you provided in response to comment one of our letter dated April 30, 2012 to the prospectus cover page.

Response:  We have relocated the following disclosure to the prospectus cover page:

“We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and will therefore be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See Risk Factors, beginning on page 4.”

2.           We note your response to comment two in our letter dated April 30, 2012. Your filing continues to indicate that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory, and no employees (other than your two executive officers). Mr. Subick’s track record with Sterilite Solutions Corp raises additional concerns regarding the company’s present and future intentions to implement its disclosed business plan of distributing privately labeled cleaning solution products. As such, please revise the registration statement to comply with Rule 419. See generally Securities Act Release No. 33-6932 (April 28, 1992).

Merculite Distributing, Inc.
Friday, May 03, 2013

Response:

The Company is not a blank check company as defined in Rule 419.  Pursuant to Rule 419, a blank check company is a development stage company that either has no specific business plan or purpose,or has indicated that its business plan is to engage ina merger or acquisition with an unidentified company or companies,or other entity or person; and is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.  According to the SEC Release No. 33-6932, Rule 419 does not apply to a development stage company with a specific business plan, “even if operations have not commenced at the time of the offering.”

The mentioned items in the SEC Letter do not establish that  the Company has no specific business plan, or intends to engage in a merger or acquisition.  As stated in Release No. 33-6932, it is inappropriate in the analysis of a blank check company to gauge whether the company has even commenced operations; the appropriate test therefore is whether the company has a specific business plan or purpose, or whether that purpose is to engage in a merger or acquisition with another entity.

The current intention of the Company is to implement its business plan by engagning the sale and distribution of its privately labled cleaning product as defined under the section titled “Business of the Issuer.” Further, we do not believe Mr. Subick’s involvement of the former parent Oraco Resources, Inc., and has the sole officer and director of Merculite Distributing, Inc., is in any way indicative of a design or future intent by the Company to engage in a reverse merger with a private company.

While Oraco Resources, Inc., did engage in merger with private company in May of 2011, Mr.Subick’s vision of the current business plan did not waiver, therefore leading him to pursue spinning off the business and investing considerable time and capital in pursuing a spin-off as outlined in Section 4.3.B. of Staff Legal Bulletin No. 4, dated September 16, 1997. If anything, Mr. Subick’s time, capital and perservernce suggests his belief and desire to pursue his goal of an operating an active business as described under “Business of the Issuer,” in the amended registration statement.

3.            We note your response to comment 3 of our letter dated April 30, 2012. Please explain how the spin-off of Merculite Distributing, Inc. from Oraco Resources, Inc. was consistent with requirements of Section 4.3.B. of Staff Legal Bulletin No. 4 (September 16, 1997). It does not appear as though Oraco (the parent) provided shareholders with adequate information in that it did not give its shareholders an information statement that described the spin-off and the subsidiary that substantially complied with Regulation 14A or Regulation 14C nor did Merculite register the spun-off securities under the Exchange Act.

Response:

In regards to the requiremnents as outlined in Section 4.3.B of the Legal Bulletin dated September 16, 1997, the Company or its former parent, Oraco Resources, Inc., has completed the following:

Merculite Distributing, Inc.
Friday, May 03, 2013

-	October 5, 2012, Oraco Resources filed an iformation statement describing the spin-off to its shareholders, which complied with Regulation 14C;
-	On February 11, 2013, the Company filed Form 10, registering the spin-off securities under Section 12G.

4.           Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:

We have amended our filing with audited finanancial statements for year-end December 31, 2012.

5.           In your next amendment please ensure the consent uses the correct audit report date.

Response:

We have ensured that the auditor consent reflects the correct audit report date.

Please contact Daniel R. Van Ness in our office, at 619-704-1310 with any additional questions.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP